SOUL AND VIBE INTERACTIVE INC.

1660 South Hwy 100, Suite 500

St. Louis Park, MN 55146

June 26, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Assistant Director

Re:	Soul and Vibe Interactive Inc.

Amendment to No. 3 Current Report on Form 8-K

Filed May 31, 2013

File No. 333-173056

Dear Mr. Riedler:

Soul and Vibe Interactive Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 10, 2013 (the “Comment Letter”) relating to the Form 8-K referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 4 to the Form 8-K (the “Amended 8-K). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Item 2.01 Completion of Acquisition or Disposition of Assets

Changes to the Business, page 3

Comment No. 1. We note your response to prior comment 1. Here, and wherever else applicable in your disclosure, please state your projected development costs for your product candidates in the aggregate and on an individual basis.

Response No. 1: We have made the requested disclosure; please see pp. 3, 4, 5 and 6.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (763) 400-8040 or our counsel Richard Friedman at (212) 930-9700.

/s/ Peter Anthony Chiodo
Peter Anthony Chiodo
President & CEO